UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Anebulo Pharmaceuticals, Inc.

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

034569103

(CUSIP Number of Class of Securities)

Anebulo Pharmaceuticals, Inc.

1017 Ranch Road 620 South, Suite 107

Lakeway, Texas 78734

(512) 598-0931

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Leslie Marlow, Esq.

Melissa Palat Murawsky, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

Telephone: (212) 885-5000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Anebulo Pharmaceuticals, Inc. (the “Company”), a Delaware corporation.

The Company proposes to hold a special meeting of its stockholders to consider and vote upon a proposal to amend the Company’s Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) to effect a reverse stock split (the “Reverse Stock Split”) with respect to the Company’s issued and outstanding common stock, par value $0.001 per share (“Common Stock”), including stock held by the Company as treasury shares, at a ratio (the “Stock Split Ratio”) not less than 1-for-2,500 and not greater than 1-for-7,500 (the “Range”), with the exact Stock Split Ratio to be set within the Range without further approval or authorization of our stockholders and at the discretion of our Board of Directors (the “Board”) and included in a public announcement, subject to the authority of the Board to abandon such amendment (the “Reverse Stock Split Proposal”).

The Reverse Stock Split is being undertaken as part of the Company’s plan to go private and terminate the registration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, and suspend the Company’s duty to file periodic reports, current reports and other information with the SEC under Section 13(a) thereunder, and to delist the Common Stock from the Nasdaq Stock Market. In order to do so the Company must reduce the number of record holders of our Common Stock to below 300, which is the level at or above which the Company is required to file public reports with the SEC.

If the Reverse Stock Split Proposal is approved and the Reverse Stock Split is effected (i) a stockholder of record owning fewer than a minimum number of shares immediately prior to the effective time of the Reverse Stock Split, which, depending on the Stock Split Ratio chosen by the Board, would be between 2,500 and 7,500 (the “Minimum Number”), will be entitled to receive only the cash payment of $3.50 multiplied by the number of shares owned by such stockholder immediately before the Reverse Stock Split, without interest (the “Cash Payment”), will no longer be a stockholder, will no longer have any ownership interest in us, and will cease to participate in the potential appreciation in the value of our Common Stock or our future distributions to stockholders, if any; and (ii) a stockholder of record owning more than the Minimum Number of shares immediately prior to the effective time of the Reverse Stock Split will continue to hold one share of Common Stock for every integer multiple of the Minimum Number of shares of Common Stock such stockholder owns immediately prior to the effective time of the Reverse Stock Split, will remain a stockholder of the Company and will receive a Cash Payment for such stockholder’s fractional share interests resulting from the Reverse Stock Split, if any. The Reverse Stock Split, together with the Cash Payments to stockholders in lieu of fractional shares, is referred to as the “Transaction.”

This Schedule 13E-3 is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference, and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	Name and Address. The name of the subject company is Anebulo Pharmaceuticals, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas 78734. The Company’s telephone number is (512) 598-0931.

(b)	Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.001 par value per share, of which 41,084,731 shares were outstanding as of July 10, 2025.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY—Market Price of Common Stock” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY—Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)	Prior Stock Purchases. The Company has not purchased any subject securities during the two years preceding the date of the filing of this Schedule 13E-3.

Item 3.	Identity and Background of Filing Person

(a)	Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position

Richard Anthony Cunningham	Chief Executive Officer and Director
Joseph F. Lawler	Chairman of the Board
Aron R. English	Director
Jason M. Aryeh	Director
Nathanel Calloway	Director
Areta Kupchyk	Director
Kenneth Lin	Director
Bimal Shah	Director
Daniel George	Part time Chief Financial Officer
Kenneth C. Cundy, Ph.D.	Chief Scientific Officer

The address of each director and executive officer of the Company is c/o Anebulo Pharmaceuticals, Inc., 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas 78734.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY—Directors and Executive Officers” is incorporated herein by reference.

Neither the Company nor to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the Company’s directors and executive officers is a citizen of the United States.

(d)	Tender Offer. Not applicable.

Item 4.	Terms of the Transaction

(a)	Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)	Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—The Reverse Stock Split,” “—Effects of the Transaction,” “—Fairness of the Transaction,” “—Treatment of Beneficial Holders (Stockholders Holding Shares in “Street Name”),” and “—Material Federal Income Tax Consequences;” and SPECIAL FACTORS—Effects of the Transaction (including the Reverse Stock Split),” “—Fairness of the Transaction,” and “—Material Federal Income Tax Consequences” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—No Appraisal or Dissenters’ Rights;” and “SPECIAL FACTORS—No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS——Fairness of the Transaction,” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Interests of Executive Officers, Directors and 10% Stockholders,” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Transaction,” is incorporated herein by reference.

(c)	Negotiations or Contacts. None.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Vote Required for Approval of the Reverse Stock Split Proposal and the Adjournment Proposal at the Special Meeting;” and “SPECIAL FACTORS— Purpose of and Reasons for the Transaction” and “—Interests of Executive Officers, Directors and 10% Stockholders,” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The fractional shares purchased by the Company will be cancelled and returned to the status of authorized but unissued shares.

(c)	Plans. The transaction is a Reverse Stock Split. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Purpose of and Reasons for the Reverse Stock Split and the Transaction,” “—Effects of the Transaction;” and “SPECIAL FACTORS—Purpose of and Reasons for the Transaction,” “—Background of the Transaction,” “—Effects of the Transaction (including the Reverse Stock Split),” “—Nasdaq; OTC Market,” and “—Fairness of the Transaction,” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Purpose of and Reasons for the Reverse Stock Split and the Transaction;” and “SPECIAL FACTORS—Purpose of and Reasons for the Transaction” and “—Background of the Transaction” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Transaction,” and “—Alternatives to the Transaction” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET—Purpose of and Reasons for the Reverse Stock Split and the Transaction;” and “SPECIAL FACTORS—Purpose of and Reasons for the Transaction,” “—Background of the Transaction,” “—Alternatives to the Transaction,” and “—Fairness of the Transaction” is incorporated herein by reference.

(d)	Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—The Reverse Stock Split,” “—Effects of the Transaction,” and “—Material Federal Income Tax Consequences;” and “SPECIAL FACTORS—Purpose and Reasons for the Transaction,” “—Effects of the Transaction (including the Reverse Stock Split),” “—Nasdaq; OTC Market,” and “—Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Special Committee and Board Recommendations Regarding the Transaction,” and “—Fairness of the Transaction;” and “SPECIAL FACTORS—Background of the Transaction,” and “—Fairness of the Transaction” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Purpose of and Reasons for the Reverse Stock Split and the Transaction,” “—Special Committee and Board Recommendations Regarding the Transaction,” “—Reservation of Rights,” and “—Fairness of the Transaction;” and “SPECIAL FACTORS—Purpose of and Reasons for the Transaction,” “—Background of the Transaction,” “—Alternatives to the Transaction,” “—Fairness of the Transaction,” and “—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Interests of Executive Officers, Directors and 10% Stockholders,” and “—Vote Required for Approval of the Reverse Stock Split and the Adjournment Proposal at the Special Meeting;” and “SPECIAL FACTORS—Fairness of the Transaction” and “—Interests of Executive Officers, Directors and 10% Stockholders” is incorporated herein by reference.

(d)	Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Special Committee and Board Recommendations Regarding the Transaction” and “—Fairness of the Transaction;” and “SPECIAL FACTORS—Background of the Transaction,” “—Fairness of the Transaction,” and “—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Special Committee and Board Recommendations Regarding the Transaction,” and “—Fairness of the Transaction;” and “SPECIAL FACTORS—Background of the Transaction,” and “—Fairness of the Transaction” is incorporated herein by reference.

(f)	Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Special Committee and Board Recommendations Regarding the Transaction” and “—Fairness of the Transaction;” and “SPECIAL FACTORS—Background of the Transaction,” “—Fairness of the Transaction,” and “—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Special Committee and Board Recommendations Regarding the Transaction” and “—Fairness of the Transaction;” and “SPECIAL FACTORS—Background of the Transaction,” “—Fairness of the Transaction,” and “—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)	Availability of Documents. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Fairness Opinion of Financial Advisor” is incorporated herein by reference. The fairness opinion of Houlihan Capital, LLC (“Houlihan”) dated July 15, 2025 is available for inspection and copying at the Company’s principal executive offices, 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas 78734, during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Financing for the Transaction;” and “SPECIAL FACTORS—Effects of the Transaction (including the Reverse Stock Split)” and “—Source of Funds and Expenses” is incorporated herein by reference.

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Source of Funds and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. None.

Item 11.	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Effects of the Transaction,” “—Interests of Executive Officers, Directors and 10% Stockholders,” and “—Vote Required for Approval of the Reverse Stock Split Proposal and the Adjournment Proposal at the Special Meeting;” “SPECIAL FACTORS—Effects of the Transaction (including the Reverse Stock Split)” and “—Interests of Executive Officers, Directors and 10% Stockholders” is incorporated herein by reference.

(e)	Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET—Interests of Executive Officers, Directors and 10% Stockholders,” and “—Vote Required for Approval of the Reverse Stock Split Proposal and the Adjournment Proposal at the Special Meeting;” and “SPECIAL FACTORS—Background of the Transaction,” and “—Fairness of the Transaction” is incorporated herein by reference.

Item 13.	Financial Statements

(a)	Financial Information . The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended June 30, 2024, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION—Summary Historical Financial Information” is incorporated herein by reference.

(b)	Pro forma Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION—Pro Forma Financial Statements (Unaudited)” is incorporated herein by reference.

(c)	Summary Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendation. The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING—Who is soliciting my vote?” and “—Who is paying for this proxy solicitation?” is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING—Who is soliciting my vote?” and “—Who is paying for this proxy solicitation?” is incorporated herein by reference.

Item 15.	Additional Information

(b)	Not applicable.

(c)	Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i)	Notice of Meeting and Preliminary Proxy Statement of the Company (incorporated herein by reference to the Proxy Statement).

(a)(ii)	Annual financial statements for the years ended June 30, 2024 and 2023 of Anebulo Pharmaceuticals, Inc. (appearing in the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 filed with the SEC on September 24, 2024 and incorporated herein by reference).

(a)(iii)	Interim financial statements for the three and nine months ended March 31, 2025 of Anebulo Pharmaceuticals, Inc. (appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 filed with the SEC on May 13, 2025 and incorporated herein by reference).

(b)	Not applicable.

(c)(i)	Opinion of Houlihan dated July 15, 2025 (incorporated herein by reference to Annex B to the Proxy Statement).

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(107)	Filing Fee Table (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANEBULO PHARMACEUTICALS, INC.
Dated: July 23, 2025
	By:	/s/ Richard Anthony Cunningham
	Name:	Richard Anthony Cunningham
	Title:	Chief Executive Officer